Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 26, 2021

Absolute Return Podcast

https://absolutereturn.podbean.com/

Hosts: Julian Klymochko and Micahel Kesslering

Interview with RJ Pittman, CEO, Matterport

Scheduled publication date:

Friday, February 26, 2021

[Start 00:00:00]

Julian Klymochko: Thank you R.J. for coming on The Absolute Return Podcast. A real pleasure to have you on. And we’re definitely interested in just hearing about your story and the Matteport story as you pursue this going public transaction, but let’s kick things off today by going through a brief background of your career. A super interesting background, including stints at Apple, Google, eBay. Specifically, how did those experiences at these large tech conglomerates, super successful companies. How did that prepare you for the CEO role that you’re in now at Matteport?

R.J Pittman: Yeah, you know, first of all, thanks for having me. Great to be with you guys, and we’re super excited about the transaction and future ahead for Matterport. You know, in my background, it’s really a tale of two stories. First half of my career was all entrepreneurial. I started a number of companies where you know, classic entrepreneur, CEO storming and forming as employee number one through a number of very interesting companies at the very early stages of the web and the internet economy, as we know it. And that was paired with a string of experiences at what, you know, when I joined Google, it was in some ways a great big startup. It had gone public, but you know, it was one tenth, the size of the company that it is today or even less. And in the case of Google, Apple, and eBay, these were all big platform businesses that had tremendous untapped potential for much, much bigger growth than their sort of originations may have even suggested. And so, coming into those companies, what I was looking for is a very entrepreneurial type of role where you could still make a big impact and use the reach and the breadth and depth of these extraordinary companies to still put a big dent in the universe. And as an entrepreneur at heart, that’s really the driving force behind it, whether it’s, you know, you’re your first startup and it’s a five-person company, or it’s, you know, a company like Google or Apple now, the largest tech companies in the world. That’s what we’re all really looking for is that opportunity, you know, to have a transformative impact on the world. And quite frankly, you know, that certainly describes the blueprints of the opportunity at Matterport.

Another such company that I think has, still tremendous potential ahead for it.

Julian Klymochko: That’s a great introduction and Matterport, certainly a very interesting business model. And one thing that really stood out to me is the total addressable market that you guys are looking at, just gigantic. 240 billion plus in terms of the opportunity within what you’re doing and the real estate technology. So how did you first get involved with Matterport? Because I understand it had been founded a number of years ago and you just joined recently.

R.J Pittman: That’s right. Matterport is a ten-year-old company, coming up here. We’re about to celebrate our 10-year anniversary. So, this is a company that certainly has a first mover advantage, but really much more than that. And it also happens to be in a category that I’m personally very passionate about as long as I’ve been doing tech companies and startups, I’ve had a real personal passion for architecture design and real estate development. In fact, the home that I live in San Francisco was a startup project in its own right. That I was designed and built alongside one of my startup companies, gosh, over 20 years ago now. And I have had a passion for this ever since, and I’ve done many, many projects over the years. And I’ve particularly been interested in where technology and, you know, the design build industry at large needs to start intersecting, if not, you know, technology needing to disrupt it altogether.

And so, when I was at eBay, one of the things that was pretty cool is, first of all, as you probably well know it’s the largest marketplace in the world. Doing business in over 190 countries, really an interesting platform business in its own, right. And one of the things you can buy and sell on eBay is land and real estate and modular homes and prefabs, and there was a whole bunch of stuff in there that may not realize. And I started thinking about why isn’t technology and even the marketplace, like eBay done more for this category. And it is a massive opportunity to not just disrupt, but really transform the largest asset class in the world. I mean, let’s remember, the built world as we describe it which are all the buildings of all types you know, in the world is a $230 trillion dollar asset class. It’s three times the sum total of all publicly listed companies in the world and growing. And it has largely been left, what I would describe as offline. Meaning it has not been transformed by technology or digitization to, you know, reap its full potential, but it’s coming. And so, my thought was coming out of eBay, is there a company that could bring my two passions together of technology entrepreneurship, plus this whole architecture design build category that I’ve been, you know, chasing for years? And the short answer was yes. And I knew that’s what I was going to spend, you know, the next 10 years focused on at a minimum. And so, I started looking at the space to see what was happening and who was interesting. And Matteport was one of those companies that, you know, I just couldn’t get out of my mind after, you know, being introduced to it through some colleagues and fellow investors.

And what I saw was not just a category leader here, but indeed a company that could be transformative. If the likes of the current team and the investor group and the board, and such had an appetite for doing something dramatically bigger, maybe a little bolder then the company’s initial ambitions. And, but very long story short, there was a tremendous meeting of the minds that I think brought us together around a vision for you know, the company that could really be a substantial player in this gigantic asset class category.

Julian Klymochko: That’s a real, tremendous insight in terms of the $230 trillion dollar asset class and how you’re bringing interesting solutions to that opportunity. So, one thing that I wanted to know is compared with your experiences at these extremely large, super successful companies, and now being at Matterport, which is a far earlier stage, just going public now, growing at a much faster pace. And now you’ll finally have access to, you know, some pretty significant resources, but nothing that you’d find that these large tech conglomerates. How does your current role as CEO of Matterport, how does that differ versus these, you know, slower growing tech behemoths that you’re previously at?

R.J Pittman: Sure, well I don’t know that they were slower growing in some ways, certainly at Google and Apple. A Google it was a company that was just coming into its own. I joined, there were 10,000 thousand employees and by the time I was, you know, halfway through my second year in the company, we were 24,000 thousand. So, adding 14,000 thousand people in two years, nearly tripling the size of the company was some of the fastest growing and fastest scaling I’ll probably ever experience to be honest. At Apple, I joined just before the iPad launched. And in fact, as head of the e-commerce platform for Apple worldwide, we had to figure out how to bring this new product introduction to market, you know, in a breakthrough way. And we were just in the early years of, you know, first few years of iPhone being in circulation and Apple was probably one fifty of the size that it is today. And so even for larger companies, they went through some pretty big, you know, transformative growth in their own, right during the time that I was there. And frankly, same for eBay as well. And what I’ve really was drawn to in all of those cases was, was there an opportunity to move fast, be entrepreneurial and, you know, sort of change the game using the weight of these established companies? You know, to have that, make that impact quicker. And it was fantastic, you know, we built a $50 billion dollar e-commerce platform for Apple, which at that time it counted for nearly a third of the company’s revenue in just little less than you know, five years, which was amazing growth in its own rights.

And my goal was looking for a company that could be equally disruptive in an even larger category or market that was earlier stage. Where, you know, the impact you could have and the growth you might see in the business would be significant. And so, what Matterport needs and what we’ve been focused on for the last couple of years is building the wherewithal to create a truly horizontally, scalable global platform business. One that is a data driven, data-oriented business which may sound a little different than, you know, what you know Matterport to be. Many people have called it the gold standard and virtual tours for residential real estate. And that’s really just one, you know, small component maybe not so small, but it is a component of the business. And we really think of Matterport as, you know, building the next generation platform for data for the built world. Why? Because what Matteport does in a nutshell, is we turn buildings into data. And, you know, if you think about the power of digitization, you know, it’s a multi-billion-dollar opportunity for Matterport as we’ve just discussed. But the datafication, which is unlocking the power of the data, once you turn a building into data, we think is exponentially larger than that. And so all of this experience from Apple and Google, eBay, and of course my entrepreneurial background. Immediately come into the frame because what we’re setting out to build here is something very similar. And in fact, I’m bringing in some of the best technology, business design, marketing, and sales leaders from those companies who had a major role in creating these multi-billion-dollar platform, businesses for the Google, Apple, eBay of the world. And they are here not because they have to be, but because they want to be part of the next big platform in tech. And we think the combination of Matterport unique position, plus the size of this market opportunity. There aren’t too many of those combinations left with such a huge frontier to go disrupt, or you have a company that’s in the leading position, created the category and, you know, 10 years in is the category leader.

Michael Kesslering: So, when you talk about some of your disruption that you’re going through right now from a business model perspective at Matterport, you’re also going through a bit of a transformational stage in terms of a transaction right now, specifically going public through a SPAC with Gores Holding VI. Now, we’re always interested when we talk to companies that are going public through a SPAC, how did this deal come about? Was it inbound were you already looking at the SPAC process? Did it come through investment bankers? How did that all go down?

R.J Pittman: Sure. You know, as we started in, on building this platform strategy for Matterport, we’ve dug in. Starting at the top of 2019, and it was a good 18 months of really, you know, creating the platform, scalability, rounding out the leadership team with the kind of people that could really, you know, set this business on an entirely new accelerated trajectory of growth. And that was going really well, as we exited 2019 and headed into 2020 with just exceptional momentum building behind the business. Record performance across all key metrics ahead of even our best, most ambitious forecast and plans and, you know, as good results come in from great execution. So too are the options to grow the business, right? So, we were looking very actively across a number of different choices for continuing to invest in the scalability of Matterport from raising an internal private round to fielding a very healthy amount of interest in a traditional IPO routes, as well as you know, getting introduced to the new, but not so new SPAC option as a way to take a company public as well. And so, what we decided to do is say look, let’s not choose a vehicle for, you know, raising capital in the company. Let’s look at the options with an open mind and let’s see where we believe we can create the greatest efficiency through the process. As well as create you, perhaps the best partnership that sets Matterport up for long-term success in the most efficient and effective way possible. And so, we went into the exploration on the SPAC frontier, just completely open-minded, but rather than, you know, launch into an exhaustive SPAC interview process and bake off as many companies do, you know, we decided to just meet with a small handful of select high quality folks and get an understanding of their views, their experience with SPACs and, you know, to kick around the concept of partnering up and pursuing that path. And, you know, we wanted to see if we would find investment partners that understood the business, the market we were in and could really be a force multiplier in the end. Because there’s lots of different options for raising capital and you want it to be as strategic and impactful as possible. And, you know, it was admittedly it wasn’t at all clear that we would find that so immediately down the SPAC route, but at the end of the day we did. We kind of said, we would recognize it. We would know it if we saw it and we found it. And sure, enough with a Gores Group that’s exactly what happened. They were one of those groups that was in that small selection step that we spoke with. And it really became a nearly immediate meeting of the minds.

Julian Klymochko: Great to hear, and certainly the market is looking very favorably upon the deal, just looking at where Gores Holdings is trading these days. And so, upon success of the transaction, once it closes, Matterport could have upwards of 640 million of cash on its balance sheet. What are some of the key growth opportunities that you’ll be pursuing once the transaction closes and you’re up as a public company?

R.J Pittman: Yeah, well, the advantage of Matterport has of being, you know, a 10-year-old company is, we’ve spent a lot of time, you know, perfecting the product, you know, really maturing product market fit, but then creating a repeatable, scalable, you know, value proposition for a number of different vertical markets and a number of different geographies around the world. We’re in, you know, we have Matterport buildings in 150 countries now and, growing, which is great. It’s a global business. You know, to be sure, I mean, said that. Here is gigantic amount of unpenetrated market opportunity we’ve got to get to. So, you know, the principle push behind the use of proceeds and the capital that we raised here through the SPAC, is really to scale execution. Some of the usual suspects that you’ll find in our use of proceeds, but principally we’re really going to be investing in continuing to scale the enterprise business for Matterport. These are customers that have anywhere from 500 to tens of thousands of physical locations, that they’re digitizing, turning into data and moving, you know, to managing these properties in a digital fashion on the Matterport platform. And that is a massive opportunity for Matterport that we are going to double and triple down on, and we’re going to do so in parallel by continuing to invest in expanding internationally, just because we’re in all of those countries. That mean we’re in them, you know, as deep and squarely as we’d like to be. And that’s a key part of our use of proceeds is going to be really pushing into some exciting markets all across Asia. We have a well-established business today in Europe, but plenty of room to scale that business significantly as well. And frankly, even here in the Americas, a tremendous opportunity to North America and South America still to go for Matterport across a number of verticals in all throughout the enterprise. So predominantly we’ll be looking there. We’ll also, you know, now have an opportunity to look at inorganic growth opportunities. Strategic investments, acquisitions, there’s fantastic technology and talent out there working in complimentary vectors to matter Matterport that can help us achieve our goals a lot faster. So, the good news is because we have this maturity and the 10 years of, you know, a market operation under our belt. There’s not a lot of mystery to our playbook or to the investment thesis for the use of proceeds. We’re really just going to be stepping on the accelerator, more gas in the engine.

Julian Klymochko: Right, And R.J., you mentioned a number of important considerations with respect to how you view Matterport. Category creator, a platform business, global expansion, acquisition opportunities. So, as you view the landscape in this specific sector, how do you think of the competition and how specifically is Matterport differentiating itself?

R.J Pittman: Sure, well having, you know, made the entrance into this market, back in 2011, there weren’t a lot of other companies even thinking about the category of digitizing buildings. There’s, you know, plenty of folks that have been, you know, looking at different ways to visualize a property or create a virtual tour out of photography, or, you know, a home videos of spaces and real estate and the like. But Matterport was setting out to do something a little different, right? What we create at the end of the day is what we call a digital twin of any building. So that means it’s a dimensionally accurate photorealistic 3D model of any building of any size. So, it could be a house that’s 3000 square feet, or it could be a commercial office building that’s 500,000 square feet on 45 stories. To be able to actually create such an accurate model that can be in some cases as accurate as down to one to two millimeters is not something that’s just done in camera technology or in the feet of capturing, you know, high resolution photography. It’s actually rooted in understanding building geometry, structural analysis of how buildings, floors, stories, and rooms all come together to form the structures that we take for granted and, you know, work and live and vacation in every day. And so at the core of this for Matterport is some very powerful technology at work and it’s automated, it’s AI based, it’s powered by an extraordinary amount of field data that Matterport has captured over the years because we’ve scanned and digitized, you know, millions of buildings of every shape and size from hospitals to hotels, to high rises and homes and everything in between. That data has made it, you know, very advantageous for Matterport to be able to create these digital twins now with nothing more than just the smartphone in your pocket, meaning that now anybody can take out an iPhone and using it in a way that you might capture one of those big panoramic images.

You can get enough image data that Matterport can predict the geometry of any house or building and create a 3d model using no special hardware, no special camera technology to get this done. And that is all based on, you know, a very unique approach that we’ve taken, you know, obviously heavily IP protected around our unique approach. There hasn’t been anything similar to Matterport in the last 10 years not even close and that’s given us this, you know enormous, you know, head start on the market.

But moreover, as we partner with companies like Apple. We’re able to take advantage of the emerging in these smartphones, including, you know, the camera sensors and the LiDAR sensor. That’s now in the iPhone 12 to do things that were never possible before in a phone and specifically powered by all of the data that Matterport has been collecting on buildings and the understanding of buildings over the last 10 years, that makes that possible and makes it a first-class product that we can deploy into the market.

Michael Kesslering: So, when you talk about the points of differentiation, those ultimately weed into the very favorable unit economics that you are showing right now at Matterport, and from my perspective, I’m always very interested in these. And specifically, right now, you have a pretty heavy acceleration from 2019 to 2020 in terms of your lifetime value of a customer as a multiple of customer acquisition costs. Can you explain, what are the drivers of this rapid acceleration of your unit economics?

R.J Pittman: Yeah, I mean, a couple of things, you know, to close on the competitive landscape, you know, there are a number of companies that came out years ago offering what I might describe as an entry-level or low cost alternative to the Matterport gold standard if you wanted that, you know, digital experience that, you know, super high-end Matterport property tour, you could get it, or you could use, you know, a virtual tour company that, you know, was not creating sophisticated 3D models and digital twins of buildings but would give, you know, fancy photography and videos and things like that. Well certainly what’s happened in the last couple of years and in very, you know, intentional in our strategy was to make sure that Matterport democratized, 3D capture and the creation of these digital twins for all of these industries.

And we did it, you know, in a way that did not compromise the quality of the product, but it allowed us to bring something like smartphone capture or Matterport for iPhone to market. In a way where we allow every user who just downloads the app, you can create a full digital twin of one property for free. And you that could be an open house that you could list on Redfin or Zillow or elsewhere. It could be a vacation property that you put up for lease on Airbnb, anything of your choice. That is hard to compete with on price, first of all, when it’s free. But second, when it’s a high quality, you know, Matterport model that was a very important part of this platform strategies to say, we should allow our customers to use any capture technology they want from a smartphone all the way up to, you know, high-end LiDAR cameras and sensors for very precision large scale, you know, areas of work.

And from a unit economics point of view, what’s interesting to me about this is, and that’s especially as I look at the competitive landscape, which was largely flooded with customers, trying to create a low-cost solution, we’re actually cheaper than all of the low-cost solutions. It’s amazing to me as I look out over the landscape, if anything, we have probably more upside in creating feature-based pricing upgrades for customers and things in our road ahead versus, you know, looking at price pressure, competitive pressure in the other direction. And boy, do we have a lot of innovation coming on the platform. We have a lot of value added, we call ad-on that you’ll be able to add to your subscription and unit economics to get more insights, more value, and more capabilities out of managing your property in digital form.

Julian Klymochko: Right, and for investors new to the Matterport story, just to summarize things, what would you say to them in a 90 second investment case for the stock once you’re a complete this going public transaction?

R.J Pittman: Well, you know, the way I think of this is really down to the fundamentals. You have literally the largest asset class in the world. It has yet to be transformed through technology and digitization, who are the players that could play a role horizontally where the value proposition is strong and equal across all building types, across all verticals. And then do you have the capability to execute and reach that market and maintain a market-leading position at scale and, you know, for Matterport, it checks all of those boxes in a very exciting way. And this transaction for us really, I think cements in the possibility for us, because, you know, today we’re talking about single digit millions of spaces under management, and let’s remember there’s 4 billion buildings out there in the world and there’s over 20 billion monetized able spaces. If you count, you know, multi-family buildings, multi unit buildings, and buildings, where there are more than one way to use Matterport to manage the property, you suddenly have, you know a market that’s bigger than the digitization of information itself.

Let’s remember that, you know, today there’s only on the order of roughly 2 billion websites that exist. So, this market’s actually, the building stock is larger than the internet, and we know what happened you know, to a few of these platform companies that decided to get in position to organize all the world’s information and make it universally accessible and available in digital form online. Well, we’re thinking exactly the same way about the digitization and building information in this category for Matterport. So, you know, could this be the next big platform at tech? Yes. And not because I say so, but because we’re very specifically assembling these building blocks, you know, around a tremendous market opportunity behind the company, that’s in the leading position.

Julian Klymochko: Great, thank you for summarizing the investment opportunity R.J. Before we wrap things up today, where can investors and even potential customers find out more?

R.J Pittman: Well, you know, for sure at matterport.com, one of the things that I love about our website is it’s not so much just about what Matterport is, but it’s a treasure trove of where Matterport has gone and the buildings that we have digitized, some of the most extraordinary pieces of architecture, historic landmarks, all over the world to, you know, just some breathtaking high rises and homes. You can see so much a Matterport in action just by, you know, heading over to our website, as well as, you know, fantastic use cases for the industrial category, manufacturing, insurance to commercial and of course, residential. All brought to life in a really great way. Second thing we’ve done and in support of this transaction is created a matterport.com/investors. And that is a link off of the homepage. You can go right to that URL, and we’ve organized all of the information about Matterport as a company that is, you know, entered into this agreement to go public, you know, via the merger with Gores Holding VI. And there’s a lot of great information there as well as some nice company videos and great illustrations of our technology that are really easy to, you know, quick reads and a nice way to get a well-rounded picture of Matterport today.

Julian Klymochko: Well, there you have it, folks are R.J Pittman of a Matterport giving you the investment case, want to thank you for coming on to The Absolute Return Podcast. Shared some really key insights, and we wish you the best of luck in the future and you’re going public transactions, so thank you.

R.J Pittman: Thanks for having me. Great to be here and look forward to maybe following up with you guys in the next year.

Julian Klymochko: All right, great. Bye everybody.

[End 00:32:55]

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Holdings VI, Inc. (“Gores Holdings VI”) intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, Inc., including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer

This transcript relates to a proposed business combination between Gores and Matterport. This transcript does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.